Exhibit 4.26

Consultancy Agreement

This Consultancy Agreement (“Agreement”), is made effective as of November 12, 2017 (“Effective Date”) by and between:

P.V. Nano Cell Ltd., Israeli Company Number 514287093, with its head office located at 8 HaMasger Street, Migdal Haemek, POB 236, 23100, Israel (the “Company”); and

Evyatar Cohen, I.D Number 025104464 (certified dealer השרiמ קסii7), residing at 112 Levi Eshkol Street, Tel Aviv, 6936188 Israel (the “Consultant”).

(Each a “Party” and together the “Parties”)

WHEREAS	the Company wishes to retain the Consultant services in his field of expertise and the Consultant agrees to provide Services (as defined below) as an independent contractor.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree and covenant as follows:

1.	Consultancy Agreement

1.1	The preamble hereto and the schedules attached hereto form integral and binding parts of this Agreement.

1.2	The Company hereby retains the Consultant in order to provide the services described in Schedule 1 of this Agreement (the “Services”), effective as of November 12, 2017 (the “Effective Date”), and during the Term (as defined below) of this Agreement and the Consultant agrees to provide these Services. The scope of Services shall be agreed between the Parties from time to time.

1.3	The Consultant shall report directly to the CEO of the Company.

1.4	The Consultant will provide the Services solely via its employees and/or consultants, and may not assign or sub-contract the performance of the Services to any third party, without the prior written consent of the Company. The Services shall be provided by Mr. Evyatar Cohen (“Evyatar”) in the position of CFO and Ms. Moran Cohen (“Moran”) in the position of controller, or any other person pre-approved by the Company.

1.5	Evyatar shall be entitled to enter into an indemnification and exemption agreement with the Company and to be included in the Company's D&O Insurance. Moran shall also be entitled to be included in such Insurance, provided that the Company receives the insurer’s approval to include her in such Insurance. Evyatar shall be responsible to procure a professional liability insurance policy with respect to the Services provided by him to the Company and the Company shall be an additional insured.

1.6	The Consultant will cause Evyatar and Moran, and/or other personnel approved by the Company who is rendering the Services on its behalf (the “Representatives”), to dedicate their time to the extent agreed upon between the Parties and to dedicate their best experience, talent, expertise and knowledge for the provision of the Services, and to perform the Services in a loyal, conscientious and dedicated manner, and in accordance with the Company's policies as may be in effect from time to time and with reasonable instructions of the Company’s CEO. The Consultant will cause his Representatives to comply with the terms of this Agreement.

During the Term of this Agreement, neither the Consultant nor its Representatives shall engage in any activity, commercial or otherwise, if such activity can reasonably be expected to create or assist in creating a conflict of availability or a conflict of interest or competition with the Company.

1.7	The Consultant confirms that neither it nor any of its Representatives bring or were required to bring to the Company any proprietary materials of third parties, and that the Consultant is under no restrictions regarding the rendering of the Services to the Company and the execution of this Agreement.

1.8	The Consultant is an independent contractor. The Services are provided to the Company by the Consultant, via the Representatives, on an independent contractor basis, absent of an employment relationship between the Company, the Consultant and/or the Representatives, based on the Consultant's and its Representatives’ specific request. The Consultant declares that it is aware of all the financial consequences resulting from the Consultant's engagement as an independent contractor. The Consultant shall be solely responsible for its Representatives and their performance under this Agreement and shall bear and timely make payments of their salaries, social rights and any other rights they are entitled to under any applicable law including any deductions and allocations. The Parties do not intend, and this Agreement and the performance of the Services hereunder shall not be construed, to give effect to employment, partnership, joint venture or agency relations between the Parties and/or between the Company and any of the Representatives. The Consultant undertakes not to present any claims against the Company in that regard.

1.9	The Consultant hereby confirms that: (i) it is a certified dealer השרiמ קסii7, duly registered under the tax and employment laws applicable to Consultant; and (ii) it files all necessary reports with the applicable tax authorities and national security authorities as an independent contractor, and makes all due payments. Without derogating from the above, it shall be the sole and exclusive responsibility of the Consultant to make the necessary contributions and/or compulsory payments to the applicable tax and other government authorities and/or private funds and insurance companies, all in accordance with applicable laws.

1.10	The Consultant undertakes to maintain a proper set of accounting books as required by applicable law and to open and/or maintain a file with the applicable tax and other governmental authorities. The Consultant is exclusively responsible for filing any reports with said authorities, which are required to be filed in connection with and arising out of the Services rendered by the Consultant under this Agreement.

1.11	Should the Consultant or any other party on its behalf present any other claim against the Company, whether based upon allegation of employee-employer relations or otherwise, the Consultant will indemnify and hold the Company harmless for and against such claims, and the Company may offset any consideration it may owe to the Consultant against such indemnification sums. Furthermore, the Consultant agrees that if a claim is filed by it or by any of its Representatives or any third party against the Company based on alleged employee-employer relations, and a competent court of law rules that the Consultant or its Representatives were employed by the Company, then: (i) the monthly gross salary due will be calculated as 60% of the Consulting Fee (as per Section 2.1 below), (ii) the Consultant shall refund to the Company all sums previously paid by the Company in excess of such gross salary, and (iii) the Company shall use the refund amounts towards satisfaction of employer's obligations arising from the aforesaid court-recognized employee-employer relations.

1.12	The Services performed hereunder are "work for hire", and the Consultant or its Representatives shall have no rights or title in such Services, or any part thereof or any of its products or results, and the Company shall own all rights to such work in its name or otherwise, including copyrights, patents, trademarks and other rights.

1.13	The Consultant or its Representatives are not allowed to obligate and/or bind the Company in any way and/or create any commitments on the Company's behalf, except as required for the performance of the Services and as authorized by the Company.

1.14	The Consultant shall perform the Services according to all applicable laws, rules and regulations. Without derogating from the above said, the Consultant specifically warrants that it shall comply with all applicable rules and regulations concerning the prevention of corruption, money laundering and terrorism, and in accordance thereto.

2. Remuneration

2.1	Fee: In consideration of the Services to be provided by the Consultant and in consideration of the Consultant’s other obligations hereunder, the Company will pay the Consultant a gross monthly consulting fee in the amount set out in Schedule 1 attached hereto (the “Consulting Fee”).

2.2	Options: The Company’s management shall recommend to the Board of Directors of the Company to grant the Consultant options to purchase Ordinary Shares of the Company in the amount and terms set out in Schedule 1 attached hereto (“Options”).

Such Options grant shall be subject to: (i) the approval of the Board of Directors; and (ii) the provisions of the Israeli Income Ordinance or any other applicable law. The Options, when granted, shall be subject to the terms and provisions of the Company’s 2010 Option Plan and the provisions of a respective share option agreement to be executed between the Company and the Consultant. Other terms and conditions of such Options shall be determined by the Board, in its sole discretion.

The Consultant shall bear all taxes and other compulsory payments associated with the Options. In the event of termination of this Agreement for any reason, any unvested Options shall expire immediately. With respect to vested Options held by the Consultant on such termination date, the Consultant may choose to: (i) exercise all vested Options in accordance with the provisions of the Option Plan, after paying the applicable exercise price of each vested Option; or (ii) exercise only 50% of the vested Options, at an exercise price per share of NIS 0.01, and the remaining vested Options shall be forfeited immediately. In the event that the Consultant will chose to exercise only 50% of the vested Options, the Company shall pay the Consultant a lump sum in the amount of the total exercise price paid by the Consultant for such Options, provided that such payment is permitted under applicable law.

2.3	Expenses: in addition to the Consulting Fee, the Consultant shall be reimbursed for certain Service-related out of pocket expenditures incurred by it in connection with the performance of the Services, subject to prior written approval of the Company and in accordance with the Company’s expense return policy. All other expenses and costs of the Consultant arising from or related to the provision of the Services will be borne and paid by the Consultant.

2.4	At the end of each calendar month or at the beginning of the following one, the Consultant will submit an Invoice with the Consulting Fee due, to be verified by the Company. VAT will be added at the rate applicable at the time of each payment. The Company will pay the monthly verified Invoice for the previous month until the 9th of each month. The Company shall withhold any required withholding tax from any remuneration payable to the Consultant according to applicable laws or according to a specific tax withholding approval provided by the Consultant, if provided.

2.5	The Consultant shall bear, be responsible for, and shall indemnify and hold the Company harmless from, all payments required to be made to the tax authorities, National Insurance Institute, health and life insurance and any other obligatory payments related to the provision of the Services hereunder or to the remuneration provided in connection therewith.

2.6	The Parties confirm that the remuneration detailed in this Section 2 above is the full and exclusive remuneration due to the Consultant for the Services hereunder, and constitute the total cost to the Company.

3.	Secrecy and other Intellectual Property Issues

3.1	The Consultant undertakes to execute, perform and abide by the Secrecy, Intellectual Property And Non-Compete Undertakings as attached hereto as Schedule 2, and shall cause its Representatives to countersign, perform and abide by the terms therein.

4.	Term & Termination

4.1	This Agreement is made for an undefined period and may be terminated by either party upon a 45 days prior written notice to the other party.

4.2	In addition, the Company shall have a right to terminate this Agreement immediately – if termination is made for Cause. The term “Cause” in this Agreement shall be defined as any of the following events or acts of the Consultant: (a) a material breach of this Agreement which has not been remedied within 14 days of written notice, (b) breach of confidence, loyalty or unauthorized disclosure or use of the Company’s or third parties intellectual properties, (c) serious and continuing breach of work behavior rules by the Consultant or its Representatives, (d) continuing and unjustified refusal to carry out work assignments, (e) self-dealing, embezzlement or misappropriation of the Company’s property or serious damage to the Company’s property which is intentionally caused, (f) gross negligence or misconduct, (g) criminal behavior as determined by a court of law, except as for traffic violations, or other offences which do not require mens rea.

4.3	Termination of this Agreement as stated above is without liability of the Company for any claims or payments beyond those earned or accrued in the course of the Services hereunder; and the Consultant hereby waives any and all such claims towards the Company, its affiliates and any other third party acting on its behalf. Without derogating from the generality of the aforementioned, termination of this Agreement will not entitle either Party to any compensation.

4.4	Upon termination of this Agreement or at such other time as directed by the Company, the Consultant shall immediately return to the Company each and every asset in its possession or control which belongs, or has been entrusted, to the Company, including, without limitation, all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the Company's Proprietary Information (as such term is defined in Schedule 2) and all copies thereof, and the Consultant shall not retain any copies of such materials in whatever form and on whatever media.

4.5	The provisions of Sections 1.8 – 1.12, 2.5, 4.3, 4.4 and 5.1 through 5.6 of this Agreement shall remain valid and binding regardless the termination of this Agreement, and will survive such termination.

5.	General Provisions

5.1	This Agreement forms the complete and exclusive agreement between the Parties as to its subject matter; and it cancels any prior verbal or written agreement related thereto. Any change to this Agreement requires a duly signed document.

5.2	The Consultant shall be entitled to assign this Agreement to a company wholly owned by Evyatar by providing the Company with an assignment notice signed both the assignor and the assignee. The Company shall be entitled to assign its rights and/or obligations under this Agreement, in whole or in part, to any third party without the need to obtain the consent of the Consultant, provided only that the Consultant's rights are not materially prejudiced by such assignment.

5.3	The failure or delay of either Party to require the performance of any term under this Agreement, or the waiver by either Party of any breach under this Agreement, shall not prevent subsequent enforcement of such terms, nor be deemed a waiver of any subsequent or prolonged breach.

5.4	Any notice sent by one Party to the other by registered mail will be deemed to have been received on the 5th business day after the day of mailing. Fax and electronic messages will be deemed to have been received on the business day following the day of transmission, hand delivery shall be deemed to have been received upon delivery.

5.5	This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument, with the same effect as if the signatures thereto were upon the same instrument. The exchange of signature pages (in counterparts or otherwise) by electronic transmission in electronic files or by facsimile copies shall have the same legal effect as the exchange of signed originals and shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

5.6	This Agreement is exclusively governed by the laws of the State of Israel, as they apply to agreements made and to be performed in Israel, without regard to “choice of law” provisions. The courts of Israel (in the city of Haifa) will have exclusive jurisdiction over all claims arising out of or relating to this Agreement, and each Party hereby consents and submits to such exclusive jurisdiction. However, in matters involving a breach or infringement of intellectual property rights, the Company shall be entitled to bring action against the Consultant in any other competent court. Jusgements, verdicts and decrees of any of the aforesaid courts shall be enforceable against either Party in any country.

THE CONSULTANT CONFIRMS THAT IT IS FAMILIAR WITH THE ENGLISH LANGUAGE AND DOES NOT REQUIRE TRANSLATION OF THIS AGREEMENT TO ANY OTHER LANGUAGE. THE CONSULTANT FURTHER CONFIRMS THAT IT HAS BEEN ADVISED BY THE COMPANY THAT IT MAY CONSULT AN ATTORNEY BEFORE EXECUTING THIS AGREEMENT AND THAT IT HAS BEEN AFFORDED AN OPPORTUNITY TO DO SO.

[Signature page to follow]

[Signature Page of the Consultancy Agreement]

And in Witness hereof the Parties sign and execute this Agreement

/s/ Fernando de la Vega,
The Company	Consultant

P.V. Nano Cell Ltd.	Evyatar Cohen

By:	Dr. Fernando de la Vega,
CEO

Confirmation:

We, the undersigned, being Representatives of the Consultant pursuant to the above Agreement, hereby confirm and undertake towards the Company that we will personally comply with the undertakings and representations of the Consultant as detailed in this Agreement including its annexes.

/s/ Evyatar Cohen
Mr. Evyatar Cohen	Ms. Moran Cohen

SCHEDULE 1

Services:

1.	The Services to be performed by Evyatar shall include:

1.1	CFO services, including, without limitation, leading and directing the auditing process and financial reporting including consolidation of the Company and the preparation of budgets, forecasts, cost allocations, tax filings, investor disclosure, management financial reports and all financial statements and any other document or report required for the Company to comply with the reporting requirements under the applicable laws (including the 20-F and F1).

1.2	Manage financial controls and accounting procedures.

1.3	Oversee budgeting, budget implementations.

1.4	Supporting the CEO with the preparation of monthly and annual financial plans.

1.5	Such other ancillary tasks required in order to fully perform the CFO duties.

2.	Controller services through the services of Ms. Moran Cohen.

Scope:

The Scope of the Services shall be as needed in order to best perform the Services, and on an average of 50% of a full time position. The parties acknowledge that the Services are subject to peaks of long hours and the Consultant acknowledges and agrees to be available at changing scopes.

Consulting Fee:

3.	The Consulting Fee shall be the following gross amount for each full month in which the Services in the agreed scope were provided:

3.1	For the first period (as of the Effective Date and until the filling of the Company’s 2017 20-F form) (the “First Period”) the Consulting Fee shall be in the gross amount of NIS 33,000 per month plus VAT.

3.2	For the second period (as of the date the Company’s 2017 20-F form is filed, and until termination of the Agreement for any reason) (the “Second Period”) the Consulting Fee shall be in the gross amount of NIS 45,000 per month plus VAT.

3.3	In the event of termination of the Agreement for any reason prior to November 12, 2018, the Consultant shall be entitled for additional gross amount of NIS 3,000 + VAT per each month of performing the Service.

Options:

4.	Under the terms of this Agreement, the management shall recommend to the Board to grant the Consultant options to purchase Ordinary Shares of the Company, at an exercise price per option of US $0.917, in accordance with the following amounts and vesting schedule:

4.1	The Consultant shall be entitled to receive 80,000 Options which shall vest as follows: (i) 3,341 Options to vest on November 30, 2017; and (ii) 3,333 Options to vest at the last calendar day of each calendar month thereafter until October 31, 2019.

4.2	In addition, provided that the Consultant is still providing Services once the 2017 20-F form is filed, the Consultant shall be entitled to receive 40,000 Options which shall vest as follows: (i) 1682 Options to vest at the last calendar day of the first calendar month following the 2017 20-F filing; and (ii) 1,666 Options to vest at the last calendar day of each calendar month thereafter over 23 additional months.

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SCHEDULE 2

SECRECY, INTELLECTUAL PROPERTY AND NON-COMPETE UNDERTAKINGS

In consideration of the disclosure by the Company to the Consultant of information relating to the Services and the remuneration as set out in Section 2 of the Agreement, the Consultant hereby agrees as follows:

1.	In this Schedule 2, the term “Company” shall mean the Company and any of the Company’s present or future subsidiaries in which the Company is a shareholder, directly or indirectly, and the Company’s affiliates, as currently exist and as may exist in the future.

2.	The term “Proprietary Information” means any and all confidential and/or proprietary knowledge, data or information of the Company or of any third party which is disclosed to Consultant or which it otherwise obtains or generates as a result of the Services (including the implications, results and applications of the Services and any knowhow, intellectual property and other rights relating to the results of the Services), including without limitation technical, business, marketing, financial, administrative, management and commercial information related to the Company, its products, current or prospective, knowhow, technology, trade secrets, software, copyright, process, commercial relations, actual and potential clients and suppliers, business or other plans, and any other information of a proprietary or confidential nature. Without derogating from the generality of the above said, information which by nature is deemed to be proprietary and non-public information and any information discussed and presented at any meeting of the Company in which the Consultant attended shall also be recognized as Proprietary Information.

3.	The term “Proprietary Information” does not include information (i) which is, at the date of signature hereof or thereafter, enters the public domain, through no act or omission by the Consultant or anyone on its behalf, (ii) information which was known to Consultant prior to its disclosure (in the case of information disclosed by Company) or prior to its generation (in the case of Proprietary Information generated by Consultant), as evidenced by its written records at the time of disclosure or generation (as applicable), (iii) information developed independently by Consultant without use of or reference to the Proprietary Information, as demonstrated by documentary evidence, (iv) information received by Consultant at any time from other sources that were legally entitled to receive and transfer such information without any obligation of confidentiality to Company.

4.	Proprietary Information and any part thereof are recognized by Consultant as being confidential and the exclusive and sole property of the Company.

5.	The Consultant undertakes to maintain the confidentiality of the Proprietary Information, not to disclose or make available to any third party any of the Proprietary Information nor to make any use or enable others to make any use thereof other than for purposes of the Services, without the express prior written approval of the Company.

If required by law, Consultant may disclose Proprietary Information to a governmental authority or by order of a court of competent jurisdiction, provided that (a) unless restricted by such authority, Consultant shall immediately notify Company and take reasonable steps to assist Company in contesting such request, requirement or order or otherwise protecting Company’s rights and (b) Consultant shall limit the scope of such disclosure only to such portion of the Proprietary Information that it is legally required to disclose.

The confidentiality and non-use obligations contained herein will remain valid and binding regardless of the termination of the Agreement and shall survive for a period of seven (7) years from the date of termination of this Agreement, and with respect to technological and technical information of the Company including trade secrets, the post termination period of compliance shall remain until said information comes into the public domain through no fault of the Consultant or anyone on its behalf.

6.	The term “Proprietary Rights” shall mean all inventions, discoveries, ideas, know-how, works of authorship and confidential information, including copyrights, patents and patent applications, trade secrets, trademarks, service marks, design marks, any registrations or applications relating to any of the foregoing.

Inventions, if any, patented or unpatented, made by Consultant prior to the date of this Agreement are excluded from the scope of this Agreement.

Consultant hereby assigns and agrees to assign in the future (when any such inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all its rights, title and interest in and to any and all Proprietary Rights whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or generated by Consultant, either alone or jointly with others, in the performance of the Services for the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 6, are hereinafter referred to as “Company Inventions.”

The Consultant acknowledge that all original works of authorship which are made by Consultant (solely or jointly with others) in the performance of the Services for the Company and which are protectable by copyright are “works made for hire” and are the property of the Company pursuant to applicable copyright law. Any assignment of copyright hereunder (and any ownership of a copyright as a work made for hire) includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively “Moral Rights”). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, the Consultant hereby waives such Moral Rights and consents to any action of the Company that would violate such Moral Rights in the absence of such consent including the right to prevent changes in such works and/or to be named in its name.

Consultant will assist the Company in every proper way to obtain, and from time to time enforce, any patent rights relating to Company Inventions in any and all countries, at Company’s expense. To that end Consultant will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such patent rights and the assignment thereof. In addition, Consultant will execute, verify and deliver such assignments of such patent rights to the Company or its designee as the Company may reasonably request. The Company shall compensate the Consultant at a reasonable rate for the time actually spent by Consultant at the Company’s request on such assistance. Consultant's obligation to assist the Company with respect to patent rights relating to such Company Inventions in any and all countries shall continue beyond the termination of this Agreement.

The Consultant hereby agrees that it shall not be entitled to any additional compensation for the assignments described in this Section 6 above beyond the consideration set forth in the Agreement. The Consultant acknowledges and agrees that it will not be entitled to additional royalties, consideration or other payments with regard to any of the Proprietary Rights assigned to Company as set forth above, and does hereby explicitly, irrevocably and unconditionally waives the right to receive any such additional royalties, consideration or other payments.

7.	The Consultant shall not use any third party's intellectual property, materials, documents, other resources or confidential information in the performance of the Services.

8.	The Consultant shall report to the Company’s CEO during the period of the Agreement of any intention to provide services which create conflict of interest between Consultant's other business interests and its position as a consultant in the Company. Within ten (10) business days from such notification, the Company shall inform the Consultant whether it wishes to continue with the terms of the Agreement or, at its sole discretion, terminate it with immediate effect.

9.	Without prejudice to the generality of the foregoing, the Consultant agrees that during the period of this Agreement plus a “freeze period” (as defined below), the Consultant will not, directly or indirectly, for its own account or for the account of others (including without limitation as a stockholder, director, officer, employee/employer, investor, partner, consultant, sole proprietor or independent contractor), do or participate or assist or allow to do any of the following:

(a)	Directly compete or assist others to compete with the business of the Company;

(b)	Request or advise any past, present or future business associate of the Company to decrease or cancel their business with the Company;

(c)	Cause any employee or consultant of the Company to terminate his relations with the Company or to work for the Consultant or for any party associated with the Consultant.

The “Freeze Period” shall be equal in length to the service period hereunder, but in any case, not shorter than 6 months and not longer than 12 months.

The Parties confirm that during the provision of the Services hereunder, the Consultant will be exposed to confidential Proprietary Information of the Company; and that any activity as forbidden under subsections (a), (b) and (c) above is bound to breach the right of the Company to the exclusive use of such Proprietary Information; and therefore, the Parties agree that the freeze period is intended to ensure such rights of the Company.

10.	Upon termination of the Agreement, the Consultant shall immediately return to the Company and delete from its network all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the Proprietary Information, including all copies thereof, and it shall not retain any copies of such materials and shall erase such from all of his files and records in any format.

And in Witness hereof the Parties sign and execute this Schedule 2

The Company	Consultant

P.V. Nano Cell Ltd.	Evyatar Cohen

By:	Dr. Fernando de la Vega,
CEO

Confirmation:

We, the undersigned, being Representatives of the Consultant pursuant to the above Agreement, hereby confirm and undertake towards the Company that we will personally comply with the undertakings and representations of the Consultant as detailed in this Schedule 2, Secrecy, Intellectual Property And Non-Compete Undertakings.

/s/ Evyatar Cohen
Ms. Evyatar Cohen

/s/ Moran Cohen
Ms. Moran Cohen